    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 23, 1995
                                                      REGISTRATION NO. 33-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  -----------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                  -----------
MELLON FINANCIAL COMPANY                                MELLON BANK CORPORATION
          (Exact name of registrants as specified in their charters)
            PENNSYLVANIA                           PENNSYLVANIA
  (State or other jurisdiction of         (State or other jurisdiction of
   incorporation or organization)         incorporation or organization)
             25-1387025                             25-1233834
  (I.R.S. Employer Identification     (I.R.S. Employer Identification Number)
              Number)
                            ONE MELLON BANK CENTER
                               500 GRANT STREET
                  PITTSBURGH, PENNSYLVANIA 15258 412-234-5000
  (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)
                            JAMES M. GOCKLEY, ESQ.
                    ASSISTANT GENERAL COUNSEL AND SECRETARY
                            MELLON BANK CORPORATION
                    ONE MELLON BANK CENTER 500 GRANT STREET
                        PITTSBURGH, PENNSYLVANIA 15258
                                 412-234-5222
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   COPY TO:
                            MARK J. WELSHIMER, ESQ.
                              SULLIVAN & CROMWELL
                               125 BROAD STREET
                           NEW YORK, NEW YORK 10004
 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT, AS DETERMINED BY
                              MARKET CONDITIONS.
                                  -----------
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                        CALCULATION OF REGISTRATION FEE
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                                                 PROPOSED         PROPOSED
TITLE OF EACH CLASS OF                           MAXIMUM          MAXIMUM
      SECURITIES            AMOUNT TO BE        AGGREGATE        AGGREGATE        AMOUNT OF
   TO BE REGISTERED          REGISTERED       PRICE PER UNIT   OFFERING PRICE  REGISTRATION FEE
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Debt Securities.........   $1,500,000,000(1)     100%(2)       $1,500,000,000      $517,242
Guarantees--constituting
guarantees of the Debt
Securities by Mellon
Bank Corporation........   $1,500,000,000          (3)              (3)              none
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(1) In no event will the aggregate initial offering price of the Debt Securities issued under this Registration Statement exceed $1,500,000,000 or the equivalent thereof in foreign currencies or currency units.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
(3) No separate consideration will be received for the Guarantees.
  The registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
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PROSPECTUS

                           MELLON FINANCIAL COMPANY
            (A WHOLLY OWNED SUBSIDIARY OF MELLON BANK CORPORATION)
                                $1,500,000,000
                                DEBT SECURITIES
  UNCONDITIONALLY GUARANTEED AS TO PAYMENT OF PRINCIPAL, PREMIUM, IF ANY, AND
                             INTEREST, IF ANY, BY
                            MELLON BANK CORPORATION

  Mellon Financial Company (the "Company") may issue from time to time in one or more series up to $1,500,000,000 (or the equivalent thereof in foreign currencies or currency units) aggregate principal amount of its unsecured debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities"), which may be either senior (the "Senior Securities") or subordinated (the "Subordinated Securities") in priority of payment. All Senior Securities will be unconditionally guaranteed on a senior basis as to payment of principal, premium, if any, and interest, if any, by Mellon Bank Corporation (the "Corporation"). All Subordinated Securities will be unconditionally guaranteed on a subordinated basis as to payment of principal, premium, if any, and interest, if any, by the Corporation. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in supplements to this Prospectus (the "Prospectus Supplement").

  The terms of each series of Debt Securities, including, where applicable, the specific designation, priority, aggregate principal amount, denominations, maturity, premium, if any, rate or rates and time or times of payment of interest, if any, terms for redemption at the option of the Company or the holder, if any, terms for sinking or purchase fund payments, if any, the initial public offering price, the proceeds to the Company, and any other specific terms in connection with the offering and sale of the Debt Securities in respect of which this Prospectus is being delivered, are set forth in the accompanying Prospectus Supplement. The Subordinated Indenture does not provide for any right of acceleration of the payment of principal of the Subordinated Securities upon a default in the payment of principal or interest or in the performance of any covenant or agreement in the Subordinated Securities or the Subordinated Indenture. See "Subordinated Securities--Events of Default and Limited Rights of Acceleration". As used herein, Debt Securities shall include securities denominated in United States dollars or, at the option of the Company if so specified in the Prospectus Supplement, in any other currency or in composite currencies or in amounts determined by reference to an index.

  Debt Securities of a series will be issued in registered form without coupons and may be issued, at the option of the Company, in the form of a certificate in definite form (a "Certificated Security") or in the form of one or more global securities in registered form (each a "Global Security").

  The Debt Securities may be sold by the Company directly to purchasers, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. If the Company, directly or through agents, solicits offers to purchase the Debt Securities, the Company reserves the sole right to accept and, together with its agents, to reject, in whole or in part, any such offer. See "Plan of Distribution".

  If any agent of the Company, or any underwriter, is involved in the sale of the Debt Securities, the name of such agent or underwriter, the principal amount to be purchased by it, any applicable commissions or discounts and the net proceeds to the Company from such sale are set forth in, or may be calculated from, the Prospectus Supplement. The aggregate net proceeds to the Company from the sale of all the Debt Securities will be the public offering or purchase price of the Debt Securities sold less the aggregate of such commissions and discounts and other expenses of issuance and distribution. See "Plan of Distribution" for possible indemnification and contribution arrangements with agents or underwriters.
                                 ------------

  THESE SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMIS-
        SION PASSED UPON THE ACCURACY  OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ------------

 THE  SECURITIES OFFERED HEREBY ARE NOT  SAVINGS OR DEPOSIT ACCOUNTS AND  ARE
   NOT INSURED BY THE BANK  INSURANCE FUND OR SAVINGS ASSOCIATION INSURANCE
              FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION.
                                 ------------

  THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF DEBT SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT AND/OR AN ABBREVIATED TERM SHEET UNDER RULE 434 OF THE SECURITIES ACT OF 1933.
                                 ------------

                The date of this Prospectus is          , 1995

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE CORPORATION OR ANY UNDERWRITER OR AGENT. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY DEBT SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE CORPORATION SINCE SUCH DATE.

                      STATEMENT OF AVAILABLE INFORMATION

  The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such reports, proxy statements and other information concerning the Corporation can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  The Company and the Corporation have filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities and the related guarantees. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Corporation and the Debt Securities and related guarantees, reference is made to the Registration Statement, including the exhibits thereto. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed with the Commission by the Corporation are incorporated in this Prospectus by reference and made a part hereof:

  (1) The Corporation's Annual Report on Form 10-K for the year ended December 31, 1994, filed pursuant to Section 13 of the Exchange Act.

  (2) The Corporation's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995, each filed pursuant to Section 13 of the Exchange Act.

  (3) The Corporation's Current Reports on Form 8-K dated January 13, 1995, April 18, 1995, June 12, 1995, June 14, 1995, and July 18, 1995, each filed pursuant to Section 13 of the Exchange Act.

  Each document or report subsequently filed by the Corporation with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part of this

Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  The Corporation will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Written requests should be directed to:
Secretary, Mellon Bank Corporation, Room 1820, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258. Telephone requests may be directed to the Corporation at (412) 234-5222.
                                 ------------

                            MELLON BANK CORPORATION

  The Corporation is a multibank holding company incorporated under the laws of Pennsylvania and registered under the Bank Holding Company Act of 1956, as amended. At December 31, 1994, the Corporation was the twenty-fourth largest bank holding company in the United States in terms of assets. Its principal wholly owned subsidiaries are Mellon Bank, N.A. ("Mellon Bank"), The Boston Company, Inc. ("The Boston Company"), Mellon Bank (DE) National Association, Mellon Bank (MD), Mellon PSFS (NJ) National Association and the companies known as the Mellon Financial Services Corporations. The Corporation also owns a federal savings bank located in New Jersey, Mellon Bank, F.S.B. The Dreyfus Corporation ("Dreyfus"), one of the nation's largest mutual fund companies, is a wholly owned subsidiary of Mellon Bank.

  The Corporation's banking subsidiaries engage in retail banking, commercial banking, trust and investment management services, residential real estate loan financing, mortgage servicing, mutual fund and various securities-related activities. Through various non-bank subsidiaries, the Corporation provides a broad range of bank-related services, including commercial financial services, equipment leasing, commercial loan financing, stock transfer services, cash management and numerous trust and investment management services.

  The Corporation's principal executive office is located at One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258 (telephone (412) 234-
5000).

                           MELLON FINANCIAL COMPANY

  The Company is a wholly owned subsidiary of the Corporation incorporated under the laws of Pennsylvania to function as a financing entity for the Corporation and its subsidiaries and affiliates through the issuance of commercial paper and other debt guaranteed by the Corporation. Financial data for the Company and the Corporation are combined for financial reporting purposes due to the limited function of the Company and the unconditional guarantees of all of the Company's obligations by the Corporation. The registered office of the Company is located at One Mellon Bank Center, 500 Grant Street, Pittsburgh Pennsylvania 15258 (telephone (412) 234-5000).

                                USE OF PROCEEDS

  The Company will apply the net proceeds from the sale of the Debt Securities offered hereby to its general funds to be used for its corporate financing purposes, including extensions of credit to the Corporation and to subsidiaries and affiliates of the Corporation, including its bank subsidiaries, which will use the proceeds of such extensions of credit for general corporate purposes, possibly including acquisitions, and repayment at maturity of commercial paper and other outstanding indebtedness. The precise amounts and timing of the application of proceeds will depend upon funding requirements of the Corporation and its subsidiaries and affiliates and the amount of Debt Securities offered from time to time pursuant to this Prospectus. For a more precise description regarding the application of the proceeds, see "Use of Proceeds" in the Prospectus Supplement.

  In view of its anticipated funding requirements, the Company expects that it may, on a recurring basis, engage in additional private or public financings of a character and amount to be determined as the need arises.

                       CERTAIN REGULATORY CONSIDERATIONS

GENERAL

  The Company and the Corporation (together sometimes referred to herein as the "parent Corporation") are legal entities separate and distinct from the Corporation's bank subsidiaries, although the principal source of the parent Corporation's cash revenues are payments of interest and dividends from such subsidiaries. There are various legal and regulatory limitations on the extent to which the Corporation's bank subsidiaries can finance or otherwise supply funds to the Corporation and certain of its other affiliates.

  The prior approval of the Comptroller of the Currency (the "Comptroller") is required if the total of all dividends declared by any such national bank subsidiary in any calendar year exceeds its net profits (as defined by the Comptroller) for that year combined with its retained net profits for the preceding two calendar years. Additionally, national bank subsidiaries may not declare dividends in excess of net profits on hand (as defined), after deducting the amount by which the principal amount of all loans on which interest is past due for a period of six months or more exceeds the reserve for credit losses. Under the first and currently more restrictive of the foregoing dividend limitations, the Corporation's national bank subsidiaries can, without prior regulatory approval, declare dividends for the remainder of 1995 subsequent to June 30, 1995 of up to approximately $490 million of their retained earnings of approximately $2.103 billion at June 30, 1995, less any dividends declared and plus or minus net profits or losses, as defined, between July 1, 1995, and the date of any such dividend declaration. The payment of dividends is also limited by minimum capital requirements imposed on all national bank subsidiaries by the Comptroller. The Corporation's national bank subsidiaries exceed these minimum requirements. The national bank subsidiaries declared dividends to the parent Corporation of $201 million in the first six months of 1995, $366 million in 1994, $185 million in 1993 and $154 million in 1992. Dividends paid to the parent Corporation by non-bank subsidiaries totaled $13 million in the first six months of 1995, $122 million in 1994, $116 million in 1993 and $26 million in 1992. In addition, Mellon Bank returned $300 million of paid-in surplus to the parent Corporation in the second quarter of 1995, and The Boston Company returned $100 million and $300 million of capital to the parent Corporation in 1994 and 1993, respectively.

  The Federal Reserve Board and the Comptroller also have issued guidelines that require bank holding companies and national banks to continuously evaluate the level of cash dividends in relation to the organization's operating income, capital needs, asset quality and overall financial condition. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit national banks from engaging in any activity which, in the Comptroller's opinion, constitutes an unsafe or unsound practice in conducting their businesses. The payment of a dividend by a bank could, depending upon the financial condition of such bank and other factors, be construed by the Comptroller to be such an unsafe or unsound practice. The Comptroller has stated that a dividend by a national bank should bear a direct correlation to the level of the bank's current and expected earnings stream, the bank's need to maintain an adequate capital base and the marketplace's perception of the bank and should not be governed by the financing needs of the bank's parent corporation. As a result, notwithstanding the level of dividends that could be declared without regulatory approval by the Corporation's national bank subsidiaries as set forth in the preceding paragraph, the level of dividends from such bank subsidiaries to the Corporation in 1995 generally is not expected to exceed the earnings for those subsidiaries. If the ability of such subsidiaries to pay dividends to the Corporation were to become restricted, the Corporation would need to rely on alternative means of raising funds to satisfy its cash requirements, which might include, but would not be restricted to, non-bank subsidiary dividends, asset sales or other capital market transactions.

  The Financial Institutions Reform, Recovery and Enforcement Act of 1989 contains a "cross-guarantee" provision that could result in any insured depository institution owned by the Corporation (i.e., any bank subsidiary) being assessed for losses incurred by the Federal Deposit Insurance Corporation (the "FDIC") in connection with assistance provided to, or the failure of, any other depository institution owned by the Corporation. Under Federal Reserve Board policy, the Corporation may be expected to act as a source of financial strength to each of its bank subsidiaries and to commit resources to support each such bank in circumstances where such bank might not be in a financial position to do so.

FDICIA

  The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made revisions to several other federal banking statutes. Among other things, FDICIA requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized."

  Rules adopted by the federal banking agencies under FDICIA provide that an institution is deemed to be: "well capitalized" if the institution has a total (Tier I plus Tier II) risk-based capital ratio of 10.0% or greater, a Tier I risk-based ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater, and the institution is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific level for any capital measure; "adequately capitalized" if the institution has a total risk-based capital ratio of 8.0% or greater, a Tier I risk-based capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater (or a leverage ratio of 3.0% or greater if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines), and the institution does not meet the definition of a well-capitalized institution; "undercapitalized" if the institution has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio that is less than 4.0% or a leverage ratio that is less than 4.0% (or a leverage ratio that is less than 3.0% if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines) and the institution does not meet the definition of a significantly undercapitalized or critically undercapitalized institution; "significantly undercapitalized" if the institution has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio that is less than 3.0%, or a leverage ratio that is less than 3.0% and the institution does not meet the definition of a critically undercapitalized institution; and "critically undercapitalized" if the institution has a ratio of tangible equity to total assets that is equal to or less than 2.0%. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the capital category in which an institution is classified.

  At June 30, 1995, all of the Corporation's banking subsidiaries qualified as well capitalized based on the ratios and guidelines noted above. A bank's capital category, however, is determined solely for the purpose of applying the prompt corrective action rules and may not constitute an accurate representation of the bank's overall financial condition or prospects.

  The appropriate federal banking agency may, under certain circumstances, reclassify a well capitalized insured depository institution as adequately capitalized. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution.

  The statute provides that an institution may be reclassified if the appropriate federal banking agency determines (after notice and opportunity for hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice.

  FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5.0% of the depository institution's total assets at the time it became undercapitalized, and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

  Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

  FDICIA also contains a variety of other provisions that may affect the operation of the Corporation, including new reporting requirements, regulatory standards for real estate lending, "truth in savings" provisions, and the requirement that a depository institution give 90 days prior notice to customers and regulatory authorities before closing any branch.

CAPITAL

  The risk-based capital guidelines for bank holding companies and banks adopted by the federal banking agencies were fully phased in at the end of 1992. The minimum ratio of qualifying total capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) under the fully phased in guidelines is 8.0%. At least half of the total capital is to be comprised of common stock, retained earnings, noncumulative perpetual preferred stocks, minority interests and, for bank holding companies, a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and certain other intangibles ("Tier I capital"). The remainder ("Tier II capital") may consist of other preferred stock, certain other instruments, and limited amounts of subordinated debt and the reserve for credit losses.

  In addition, the federal banking agencies have established minimum leverage ratio (Tier I capital to total average assets less goodwill and certain other intangibles) guidelines for bank holding companies and banks. These guidelines provide for a minimum leverage ratio of 3.0% for bank holding companies and banks that meet certain specified criteria, including that they have the highest regulatory rating. All other banking organizations will be required to maintain a leverage ratio of 3.0% plus an additional cushion of at least 100 to 200 basis points. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible Tier I leverage ratio" in evaluating proposals for expansion of new activities. The tangible Tier I leverage ratio is the ratio of Tier I capital, less intangibles not deducted from Tier I capital, to total assets, less all intangibles. Neither the Corporation nor any of its banking subsidiaries has been advised of any specific minimum leverage ratio applicable to it.

  The federal banking agencies have revised their risk-based capital standards to ensure that such standards take adequate account of concentrations of credit risk and the risks of nontraditional activities. Institutions with high or moderate levels of risks are expected to operate above minimum capital standards.

  In November 1994, the federal banking agencies announced that they determined not to adopt a proposed rule to amend regulatory capital regulations to incorporate the recent change in generally accepted accounting principles made by Statement of Financial Accounting Standards No. 115, which requires that unrealized gains and losses, net of the related tax effect, on securities classified as available for sale be reported as a separate component of stockholders' equity.

  The federal banking agencies have adopted rules to incorporate an interest rate risk component into their risk-based capital standards.

  Certain consolidated ratios of the Corporation are included herein under "Mellon Bank Corporation--Consolidated Summary Financial Data."

FDIC INSURANCE ASSESSMENTS

  Substantially all of the deposits of the banking subsidiaries of the Corporation are insured up to applicable limits by the Bank Insurance Fund ("BIF") of the FDIC and are subject to deposit insurance assessments to maintain the BIF. The FDIC has adopted a risk-based assessment system to replace the previous flat-rate system. The risk-based system imposes insurance premiums based upon a matrix that takes into account a bank's capital level and supervisory rating. In August 1995, the FDIC approved a reduction in the assessment rates imposed on banks for BIF deposit insurance. As a result of such reduction, such rates now range from 4 cents for each $100 of domestic deposits for the healthiest institutions to 31 cents for each $100 of domestic deposits for the weakest institutions.

INTERSTATE BANKING AND BRANCHING LEGISLATION

  On September 29, 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") was enacted into Federal law. Under the Interstate Act, commencing on September 29, 1995, bank holding companies will be permitted to acquire banks located in any state regardless of the state law in effect at the time. The Interstate Act also provides for the nationwide interstate branching of banks. Under the Interstate Act, both national and state-chartered banks will be permitted to merge across state lines (and thereby create interstate branches) commencing June 1, 1997. States are permitted to "opt-out" of the interstate branching authority by taking action prior to the commencement date. States may also "opt-in" early (i.e., prior to June 1, 1997) to the interstate branching provisions.

          MELLON BANK CORPORATION CONSOLIDATED SUMMARY FINANCIAL DATA

  This summary is qualified in its entirety by the detailed information and financial statements included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference".

                                                                YEAR ENDED DECEMBER 31,
                                                        -------------------------------------------
                                                         1994     1993     1992     1991     1990
(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)  -------  -------  -------  -------  -------
Consolidated Statement of Operations Data:
 Net interest revenue..........................         $ 1,508  $ 1,329  $ 1,182  $ 1,012  $   912
 Provision for credit losses...................              70      125      185      250      315
 Net interest revenue after provision for
  losses.......................................           1,438    1,204      997      762      597
 Fee revenue...................................           1,652    1,538    1,154    1,007      933
 Gains (losses) on sale of securities..........              (5)     100      129       81       28
 Gain on sale of consumer finance subsidiary...              --       --       --       --       74
 Operating expense.............................           2,374    2,084    1,648    1,440    1,355
 Provision for income taxes....................             278      298      104       62       41
                                                        -------  -------  -------  -------  -------
 Net income....................................         $   433  $   460  $   528  $   348  $   236
 Net income applicable to common stock.........             358      397      477      299      186
Consolidated Per Common Share Data:
 Primary net income............................         $  2.42  $  2.73  $  3.56  $  2.39  $  1.57
 Dividends.....................................            1.57     1.01     0.93     0.93     0.93
 Book value at period-end......................           25.06    24.28    21.37    18.44    16.60
 Average common shares and equivalents
  outstanding (in thousands)...................         149,069  147,083  134,858  126,554  120,981
Results Excluding Certain Items(A):
 Net income....................................         $   652  $   519  $   398  $   259  $   182
 Net income per common share...................            4.00     3.14     2.60     1.69     1.12
 Return on average common shareholders' equity.           16.02%   13.71%   13.13%    8.97%    5.85%
 Return on average assets......................            1.71     1.46     1.29     0.87     0.59
Consolidated Balance Sheet--Average
 Balances(B):
 Money market investments......................         $ 1,656  $ 3,821  $ 1,905  $ 1,566  $ 2,927
 Securities....................................           5,149    4,804    6,500    5,778    5,238
 Loans.........................................          25,097   21,763   18,235   18,514   18,845
 Total interest-earning assets.................          32,282   30,657   26,948   26,167   27,288
 Total assets..................................          38,106   35,635   30,758   29,878   31,078
 Deposits......................................          27,248   26,541   22,684   21,438   22,084
 Notes and debentures (with original maturities
  over one year)...............................           1,768    1,991    1,365    1,448    1,722
 Redeemable preferred stock....................              --       --       --       51       94
 Common shareholders' equity...................           3,691    3,323    2,603    2,190    2,042
 Total shareholders' equity....................           4,277    3,964    3,112    2,614    2,437
Consolidated Percentages:
 Return on average common shareholders'
  equity(B)....................................            9.79%   12.08%   18.45%   13.78%    9.30%
 Return on average assets(B)...................            1.14     1.29     1.72     1.16     0.76
 Net interest margin(B):
  Taxable equivalent basis(C)..................            4.71     4.39     4.46     3.99     3.49
  Without taxable equivalent increments........            4.67     4.34     4.39     3.86     3.34
 Dividends per common share as a percentage of
  primary net income per common share..........           54.66    31.28    21.11    29.52    43.95
Capital Ratios:
 Common shareholders' equity to assets(D)......            9.54%    9.57%    8.85%    7.91%    6.67%
 Average common shareholders' equity to average
  assets.......................................            9.68     9.32     8.46     7.33     6.57
 Tier I capital ratio(D).......................            9.48     9.70    10.20     9.05     7.42
 Total (Tier I plus Tier II) capital ratio(D)..           12.90    13.22    13.83    13.16    11.28
 Leverage capital ratio(D).....................            8.67     9.00     9.45     8.62     6.91

                                                                YEAR ENDED DECEMBER 31,
                                                        -------------------------------------------
                                                         1994     1993     1992     1991     1990
(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)  -------  -------  -------  -------  -------
Asset Quality Ratios (E):
 Reserve for credit losses as a
  percentage of:
  Total loans(D).......................                    2.27%    2.45%    2.54%    3.12%    2.80%
  Nonperforming loans(D)...............                     403      297      152      113      100
 Net credit losses as a percentage of
  average loans........................                    0.27     0.64     1.52     1.24     2.15
 Total nonperforming assets as a
  percentage of total loans and
  net acquired property(D).............                    0.89     1.39     2.94     4.78     4.11
Ratio of Earnings to Fixed Charges:
 Mellon Bank Corporation (parent
  Corporation)(F)......................                    5.56     3.03     2.73     2.42     1.75(H)
 Mellon Bank Corporation and its
  Subsidiaries:(G)
  Excluding interest on deposits.......                    3.35     4.17     3.62     2.15     1.41(H)
  Including interest on deposits.......                    1.84     2.09     1.72     1.30     1.11(H)

--------

 Note: The August 1994 merger with Dreyfus was accounted for as a pooling of interests. Therefore, all amounts, except for dividends per share, prior to August 1994 have been restated to reflect the merger. Per share amounts have also been restated to reflect the three-for-two common stock split that occurred in November 1994. The comparability of the information set forth above and on the prior page has been affected by the Corporation's December 1993 acquisition of AFCO Credit Corporation and CAFO, Inc., the May 1993 acquisition of The Boston Company, the December 1992 acquisition of certain assets and deposit liabilities of Meritor Savings Bank ("Meritor"), the December 1991 acquisition of United Penn Bank and by the May 1990 acquisition of 54 branch offices of PSFS from Meritor. These are described in detail in the Corporation's Annual Reports on Form 10-K for the years ended December 31, 1990 through 1994.

Footnotes on following page.

(A) Results for 1994 exclude a $130 million after tax securities lending charge, $79 million after tax of Dreyfus merger-related expenses, $10 million after tax of one-time losses on the disposition of securities available for sale previously owned by Dreyfus and $16 million of preferred stock dividends recorded in connection with the redemption of the Series H preferred stock. Results for 1993 exclude $112 million after tax of merger expenses and $53 million after tax of gains on the sale of securities related to the acquisition of The Boston Company. Results for periods prior to 1993 were calculated by applying a normalized effective tax rate of approximately 38% to pretax income. The unrecorded tax benefit that existed at the beginning of the periods, prior to 1993, was included in the determination of the return on common shareholders' equity.

(B) Computed on a daily average basis.

(C) Calculated on a taxable equivalent basis, at tax rates approximating 35% for 1994 and 1993 and 34% in all other years presented. Loan fees, nonaccrual loans and the related effect on income have been included in the calculation of the net interest margin.

(D) Period-end ratio.

(E) Segregated assets acquired in the 1992 Meritor acquisition are not reported as loans and therefore are not included in nonperforming loans. The reserve for segregated assets is not included in the reserve for credit losses.

(F) The parent Corporation ratios include the accounts of the Corporation and the Company, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation. For purposes of computing these ratios, earnings represent parent Corporation income before income taxes, and before equity in undistributed net income
    (loss) of subsidiaries, plus the fixed charges of the parent Corporation. Fixed charges represent interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense net of income from subleases, and amortization of debt issuance costs. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.

(G) For purposes of computing these ratios, earnings represent consolidated income before income taxes plus consolidated fixed charges. Fixed charges, excluding interest on deposits, include interest expense (other than on deposits), one-third (the proportion deemed representative of the interest factor) of rental expense net of income from subleases, and amortization of debt issuance costs. Fixed charges, including interest on deposits, include all interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense net of income from subleases, and amortization of debt issuance costs.

(H) Excludes the $74 million gain on the sale of the Corporation's consumer finance subsidiary. Including this gain, the ratio of earnings to fixed charges would have been 2.25 for the parent Corporation. Including this gain, the ratio of earnings to fixed charges would have been 1.56 excluding interest on deposits, and 1.15 including interest on deposits for the Corporation and its subsidiaries.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities and the guarantees thereof by the Corporation (the "Guarantees") to which any Prospectus Supplement may relate (the "Offered Debt Securities"). The particular terms of the Offered Debt Securities and the extent, if any, to which such general provisions may apply to the Debt Securities and the Guarantees so offered will be described in the Prospectus Supplement relating to such Offered Debt Securities. Except where specifically noted, the following description applies to both Senior Securities and Subordinated Securities.

DEBT SECURITIES

  The Debt Securities will be unsecured obligations of the Company and are not insured by the Savings Association Insurance Fund or the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

  The Debt Securities will constitute either senior debt of the Company (the "Senior Securities") or subordinated debt of the Company (the "Subordinated Securities"). The Senior Securities will be issued under an Indenture dated as of May 2, 1988, as supplemented by the First Supplemental Indenture, dated as of November 29, 1990 (the "Senior Indenture"), among the Company, the Corporation and The Chase Manhattan Bank (National Association), as Trustee ("Chase"). The Subordinated Securities will be issued under an Indenture, dated as of August 25, 1995 (the "Subordinated Indenture"), among the Company, the Corporation and First Interstate Bank of California, as Trustee ("First Interstate"). The Senior Indenture and the Subordinated Indenture are collectively referred to herein as the "Indentures". References to the "Trustee" shall mean Chase or First Interstate, as applicable.

  The statements which follow under this caption are brief summaries of certain provisions contained in the Indentures, do not purport to be complete and are qualified in their entirety by reference to all the provisions of the applicable Indenture, copies of which have been filed with the Commission as exhibits to the Registration Statement or incorporated by reference therein. Whenever defined terms are used but not defined herein, such terms shall have the meanings ascribed to them in the applicable Indenture, it being intended that such defined terms shall be incorporated herein by reference. References to Sections are references to Sections in the applicable Indenture or, where appropriate, to both Indentures.

  Neither Indenture limits the aggregate principal amount of Debt Securities which may be issued thereunder and each Indenture provides that Debt Securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. Neither the Indentures nor the Debt Securities will limit or otherwise restrict the amount of other indebtedness which may be incurred or the other securities which may be issued by the Company or any of its affiliates.

  Reference is made to the Prospectus Supplement for a description of the following terms, where applicable, of each series of the Offered Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Offered Debt Securities; (2) any limit upon the aggregate principal amount or aggregate initial public offering price of the Offered Debt Securities; (3) the Person to whom any interest on an Offered Debt Security shall be payable, if other than the Person in whose name the Offered Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of the Offered Debt Securities is payable; (5) the rate or rates at which the Offered Debt Securities shall bear interest, if any, or the Floating or Adjustable Rate Provision pursuant to which such rates are determined, the date or dates from which such interest shall accrue, the Interest Payment Dates on which such interest shall be payable and the Regular Record Date for the interest payable on any Interest Payment Date; (6) the place or places where the principal of (and premium, if any) and interest on, or the principal (and premium, if any) only of, Offered Debt Securities shall be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions upon which Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which Offered Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligations; (9) if other than denominations of $100,000 and any integral multiple of $1,000 in excess thereof, the denominations in which Offered Debt Securities shall be issuable;
(10) any other Event or Events of Default applicable with respect to Offered Debt Securities in addition to those provided in Section 601 of the applicable Indenture; (11) if other than the principal amount thereof, the portion of the principal amount of Offered Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof; (12) any other covenant or warranty included for the benefit of Offered Debt Securities in addition to (and not inconsistent with) those included in the applicable Indenture for the benefit of all Debt Securities; (13) whether the Offered Debt Securities shall be Certificated Securities or shall be issued in whole or in part in the form of one or more Global Securities and, in such case, the Depositary for such Global Security or Securities; (14) the currency or currencies, including composite currencies, in which payment of the principal of and any premium and interest on the Offered Debt Securities shall be payable if other than the currency of the United States of America; (15) if the amount of payments of principal of and any premium or interest on the Offered Debt Securities may be determined with reference to an index, the manner in which such amounts shall be determined; (16) if the principal of (and premium, if any) or interest on the Offered Debt Securities are to be payable, at the election of the Company or a Holder thereof, in a coin or currency other than that in which the Offered Debt Securities are stated to be payable, the coin or currency in which payment of the principal of (and premium, if any) or interest on Offered Debt Securities as to which such election is made shall be payable, the period or periods within which, and the terms and conditions upon which, such election may be made; (17) whether the Offered Debt Securities are Senior Securities or Subordinated Securities; (18) the price or prices (which may be expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (19) any other terms of the Offered Debt Securities (which terms shall not be inconsistent with the provisions of the applicable Indenture). (Section 301)

  If any of the Offered Debt Securities are sold for one or more foreign currencies or foreign currency units or if the principal or premium, if any, or interest, if any, on any series of Offered Debt Securities is payable in one or more foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Offered Debt Securities and such currencies or currency units will be set forth in the Prospectus Supplement relating thereto.

  Debt Securities may be issued as Original Issue Discount Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates), to be sold at a substantial discount below the stated principal amount thereof due at the Stated Maturity of such Original Issue Discount Securities. In the event of an acceleration of the Maturity of any Original Issue Discount Security, the amount payable to the holder of such Original Issue Discount Security upon such acceleration will be determined in accordance with the applicable Prospectus Supplement, the terms of such security and the applicable Indenture, but will be an amount less than the amount payable at the Maturity of the principal of such Original Issue Discount Security. (Section 101) Special Federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto.

GUARANTEES

  The Corporation will unconditionally guarantee the due and punctual payment of the principal of, and premium, if any, and interest, if any, and sinking fund payments, if any, on the Debt Securities, when and as the same shall become due and payable, whether at maturity, by acceleration or redemption or otherwise. The Guarantees of the Senior Securities rank pari passu with all other general credit obligations of the Corporation. The Guarantees of the Subordinated Securities are subordinate in right of payment to all Senior Indebtedness of the Corporation. (Section 401)

  Because the Corporation is a holding company, the rights of its creditors, including the Holders of the Debt Securities in the event the Guarantees are enforced, to share in the distribution of the assets of any subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors (including in the case of the Corporation's bank subsidiaries, their depositors), except to the extent that the Corporation may itself be a creditor with recognized claims against the subsidiary. In addition, there are certain regulatory limitations on the payment of dividends and on loans and other transfers of funds to the Corporation by its bank subsidiaries. See "Certain Regulatory Considerations".

REGISTRATION AND TRANSFER

  Unless otherwise indicated in the Prospectus Supplement relating thereto, the Offered Debt Securities will be issued only in fully registered form without coupons in denominations of U.S. $100,000 and any integral multiple of $1,000 in excess thereof, or in the case of foreign currency notes, in the denominations indicated in the applicable Prospectus Supplement, and no service charge will be made for any transfer or exchange of such Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302 and 305)

  Certificated Securities may be presented for transfer (with the form of transfer endorsed thereon duly executed) or exchange for other Debt Securities of the same series at the office of the Security Registrar specified according to the terms of the applicable Indenture. (Section 305) The Company has agreed in each of the Indentures that, with respect to Debt Securities having The City of New York as a place of payment, the Company will appoint an office or agency located in The City of New York where Debt Securities of that series may be surrendered for such transfer or exchange. (Section 1102) Such transfer or exchange shall be made without service charge, but the Company may require payment of any taxes or other governmental charges as described in the applicable Indenture.

GLOBAL SECURITIES

  Debt Securities of like tenor and having the same date of issue may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating thereto. Global Securities will be issued in registered form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any such nominee to a successor Depositary or any nominee of such successor.

  The specific terms of the depositary arrangement with respect to any offered Debt Securities will be described in the Prospectus Supplement relating thereto. The Company anticipates that the following provisions will generally apply to depositary arrangements.

  Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("participants"). Such accounts will be designated by the underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants of the applicable Depositary or persons that may hold interests through such participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

  So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or Holders thereof under the Indenture governing such Debt Securities. Accordingly, each person owning a beneficial interest in the Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Indenture provides that the Depositary may grant proxies and otherwise authorize participants to take any action which a Holder is entitled to take under the Indenture. The Company understands that under existing industry practice, in the event that the Company requests any action of Holders or a beneficial owner desires to take any action a Holder is entitled to take, the Depositary would authorize the participants to take such action and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Payments of principal of, premium, if any, and interest, if any, on individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. None of the Company, the Corporation, the Trustee for such Debt Securities, any Paying Agent, the Security Registrar for such Debt Securities or any agent for such persons will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company and the Corporation expect that the Depositary for Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a Global Security representing any of such Debt Securities immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company and the Corporation also expect that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such participants.

  If (i) the Depositary for any series of Offered Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days or (ii) an Event of Default shall occur and be continuing with respect to such series, the Company will issue individual Debt Securities of such series in definitive form in exchange for the Global Security representing such Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Offered Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such series of Debt Securities. (Section 305) Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the applicable Trustee and the Depositary for such Global Security, receive Debt Securities of such series in definitive form in exchange for such beneficial interest, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Debt Securities of such series so issued in definitive form will be issued in denominations, unless otherwise specified by the Company, of $100,000 and any integral multiple of $1,000 in excess thereof, or, in the case of foreign currency notes, in the denominations indicated in the applicable Prospectus Supplement.

PAYMENT AND PAYING AGENTS

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of, premium, if any, and interest, if any, on Offered Debt Securities will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made (i) by check mailed to the address of the person entitled thereto as such address shall appear in the applicable Security Register or (ii) by wire transfer to an account maintained by the person entitled thereto as specified in the applicable Security Register. (Section 1102) Unless otherwise indicated in an applicable Prospectus Supplement, payment of any instalment of interest on Debt Securities will be made to the person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such payment. (Section 307)

CONSOLIDATION, MERGER OR SALE OF ASSETS

  Each Indenture provides that each of the Company and the Corporation may, without the consent of the holders of any of the Debt Securities outstanding under the applicable Indenture, consolidate with, merge into or transfer its assets substantially as an entirety to any person, provided that (i) any such successor assumes the Company's or the Corporation's obligations on the applicable Debt Securities and under the applicable Indenture, (ii) after giving effect thereto, no Event of Default (as defined in the Senior Indenture) in the case of the Senior Securities, or Event of Default or Default (each as defined in the Subordinated Indenture) in the case of the Subordinated Securities, shall have happened and be continuing and (iii) certain other conditions under the applicable Indenture are met. (Sections 901 and 903)

MODIFICATION AND WAIVER

  Modifications and amendments of each Indenture may be made by the Company, the Corporation and the applicable Trustee with the consent of the Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (1) change the Stated Maturity of the principal of, or any instalment or principal of or interest on, any Debt Security; (2) reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof; (3) reduce the amount of the Principal of an Original Issue Discount Security that would be due and payable upon acceleration of the Maturity thereof; (4) change any Place of Payment where, or the coin or currency in which, the principal of any Debt Security or any premium, or interest thereon is payable; (5) impair the right to institute suit for the enforcement of any such payment on or with respect to a Debt Security; (6) in the case of Subordinated Securities, modify the provisions of the Subordinated Indenture with respect to the subordination of such Debt Securities and the Guarantees thereof in a manner adverse to the Holders thereof; (7) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of whose Holders is required for any such modification or amendment or for waiver of certain defaults; (8) change certain provisions relating to modification of the terms of each Indenture and waiver of defaults thereunder; or (9) modify or affect in any manner adverse to the Holders the terms and conditions of the Guarantees. (Section 1002)

  Each Indenture provides that the Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company or the Corporation with certain restrictive provisions of such Indenture. (Section 1108) Also, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series, except a default (i) in the payment of the principal of, or premium, if any, or interest, if any, on any Debt Security of that series or (ii) in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 613)

EVENTS OF DEFAULT

  If an Event of Default with respect to Debt Securities of any series at the time Outstanding shall occur and be continuing, then and in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare to be due and payable immediately by a notice in writing to the Company and to the Corporation (and to the Trustee if given by Holders) the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series. However, at any time after such a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, and, in the case of Subordinated Securities, all Defaults, with respect to Debt Securities of that series have been cured or waived as provided in the applicable Indenture. (Section 602) For information as to waiver of defaults, see "Modification and Waiver". The term "Event of Default" is defined differently in the Senior Indenture than in the Subordinated Indenture. (Section 601) For information as to what constitutes Events of Default, see "Senior Securities--Events of Default" and "Subordinated Securities--Events of Default and Limited Rights of Acceleration".

  Reference is made to the Prospectus Supplement relating to each series of Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

  Each Indenture provides that the Trustee thereunder will be under no obligation, subject to the duty of the Trustee during a default to act with the required standard of care, to exercise any of its rights or powers under such Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 703) Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 612)

  No Holder of any Debt Security of any series will have the right to institute any proceeding with respect to the applicable Indenture or for any remedy thereunder unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default or, in the case of Subordinated Securities, a Default, with respect to Debt Securities of that series and unless also the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 607) However, the Holders of any Debt Security will have an absolute right to receive payment of the principal of, and premium, if any, and interest, if any, on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment. (Section 608)

  The Company and the Corporation are required to file annually with each Trustee a written statement of officers as to performance or fulfillment of certain of their obligations under each Indenture and as to the existence or non-existence of defaults under each Indenture or the Debt Securities issued thereunder. (Sections 1105 and 1106)

                               SENIOR SECURITIES

PRIORITY

  The Senior Securities will rank pari passu with all outstanding senior indebtedness of the Company. The Guarantees of the Senior Securities will rank pari passu with all outstanding senior indebtedness of the Corporation.

LIMITATION UPON DISPOSITION OF VOTING STOCK AND CERTAIN TRANSACTIONS

  The Senior Indenture contains a covenant by the Corporation that, so long as any of the Senior Securities are outstanding, it will not sell, assign, transfer, grant a security interest in or otherwise dispose of any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of the Bank or the Company, nor will it permit the Bank or the Company to issue, except to the Corporation and except for directors' qualifying shares, any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of the Bank or the Company, unless, in the case of Voting Stock of the Bank (i) any such sale, assignment, transfer, grant of a security interest or other disposition by the Corporation, or any such issuance by the Bank, is made for fair market value, and (ii) the Corporation will own at least 80% of the issued and outstanding Voting Stock of the Bank free and clear of any security interest after giving effect to such transaction. The covenant also provides that so long as any of the Senior Securities are outstanding, but subject to the provisions of Article Nine (Consolidation, Merger and Sale), the Corporation will not permit the Bank or the Company (a) to merge or consolidate with another corporation or (b) to sell, assign, transfer, grant a security interest in or otherwise dispose of ("Transfer") or lease all or substantially all of the assets of the Bank or the Company unless, in the case of the Bank, (i) any such Transfer or lease by the Bank or any such merger or consolidation with the Bank is made for fair market value (provided, however, that satisfaction of this fair market value provision will not be required in the event the Transfer, lease, merger or consolidation is to or with a corporation at least 80% of the issued and outstanding Voting Stock of which is owned, directly or indirectly, by the Corporation), and (ii) after giving effect to such transaction, the Corporation will own, directly or indirectly, at least 80% of the issued and outstanding shares of Voting Stock of the Bank free and clear of any security interest. As used in this paragraph, the terms "the Bank" and "the Company" include any successor corporation. (Section 1107)

  Unless otherwise indicated in the applicable Pricing Supplement, neither the Senior Indenture nor the Senior Securities contains covenants specifically designed to protect Holders in the event of a highly leveraged transaction involving the Company, the Corporation or the Bank.

EVENTS OF DEFAULT

  The following will be Events of Default under the Senior Indenture with respect to Senior Securities of any series: (1) failure to pay any interest on any Senior Security of that series when due, continued for 30 days; (2) failure to pay principal of, or premium, if any, on any Senior Security of that series when due; (3) failure to deposit any sinking fund payment, when due, in respect of any Senior Security of that series; (4) failure to perform or breach of any other covenant of the Company or the Corporation in the Senior Indenture (other than a covenant included in the Senior Indenture solely for the benefit of a series of Senior Securities other than that series), continued for 60 days after written notice; (5) certain events of bankruptcy, insolvency or reorganization of the Company, the Corporation or the Bank; and (6) any other Event of Default provided in the applicable Prospectus Supplement with respect to Senior Securities of that series. (Section 601)

REGARDING CHASE

  The Corporation's bank subsidiaries maintain deposit accounts and conduct other banking transactions with Chase in the ordinary course of their banking businesses. Chase is the Agent Bank and a participant in the $300 million revolving credit facility created to provide back-up support for the Corporation's commercial paper borrowings.

                            SUBORDINATED SECURITIES

SUBORDINATION

  The Subordinated Securities will be subordinate in right of payment to all Senior Indebtedness of the Company. The Guarantees of the Subordinated Securities will be subordinate in right of payment to all Senior Indebtedness of the Corporation.

  Upon any distribution of assets of the Company and/or the Corporation upon dissolution, winding up, liquidation or reorganization of the Company or the Corporation, as the case may be, the payment of the principal of, premium, if any, and interest, if any, on the Subordinated Securities, in the case of the Company, and on the Guarantees thereof, in the case of the Corporation, is to be subordinated in right of payment to the extent provided in the Subordinated Indenture to the prior payment in full of all Senior Indebtedness of the Company or the Corporation, as the case may be. In addition, no payment may be made of the principal of, premium, if any, and interest on the Subordinated Securities or the Guarantees thereof, or in respect of any redemption, retirement, purchase or other acquisition thereof, at any time when there is a default in the payment of the principal of, premium, if any, interest, if any, on or otherwise in respect of any Senior Indebtedness of the Company or the Corporation, as the case may be. (Section 1401, Section 1402) Except as described above, the obligation of the Company and the Corporation to make payment of the principal of, premium, if any, and interest, if any, on the Subordinated Securities or on the Guarantees thereof, as the case may be, will not be affected. By reason of such subordination, in the event of a distribution of assets upon any dissolution, winding up, liquidation or reorganization of the Company and/or the Corporation, Holders of Senior Indebtedness of the Company or the Corporation may recover more, ratably, than Holders of the Subordinated Securities. Subject to payment in full of all Senior Indebtedness of the Company, the rights of the Holders of Subordinated Securities will be subrogated to the rights of the Holders of Senior Indebtedness of the Company to receive payments or distribution of cash, property or securities of the Company applicable to Senior Indebtedness of the Company. Subject to payment in full of all Senior Indebtedness of the Corporation, the rights of Holders of Subordinated Securities under the Guarantees endorsed thereon will be subject to the rights of Holders of Senior Indebtedness of the Corporation to receive payments or distributions of cash, property or securities of the Corporation applicable to Senior Indebtedness of the Corporation.

  Senior Indebtedness of the Company is defined in the Subordinated Indenture as any obligation of the Company to its creditors, whether now outstanding or subsequently incurred, except (i) the 9 3/4% Subordinated Debentures Due 2001, the 9 1/4% Subordinated Debentures Due 2001 and the 6 7/8% Subordinated Debentures due March 1, 2003, each issued under the indenture, dated as of April 15, 1991, among the Guarantor, the Company and Continental Bank, National Association, as trustee, and all other notes and obligations that may be issued under such indenture, as the same may be amended from time to time,
(ii) any obligation as to which in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligation is not Senior Indebtedness and (iii) obligations evidenced by the Subordinated Securities. Senior Indebtedness of the Guarantor is defined in the Subordinated Indenture as any obligation of the Guarantor to its creditors, whether now outstanding or subsequently incurred, except (i) the 7 1/4% Convertible Subordinated Capital Notes due 1999 issued under the indenture, dated as of September 10, 1987, between the Guarantor and Bank of New York, as trustee, (ii) guarantee of the Guarantor of the 9 3/4% Subordinated Debentures Due 2001, the 9 1/4% Subordinated Debentures Due 2001 and the 6 7/8% Subordinated Debentures due March 1, 2003, each issued under the indenture, dated as of April 15, 1991, among the Guarantor, the Company and Continental Bank, National Association, as trustee, and all guarantees of the Guarantor of any other notes and obligations which may be issued under such indenture, as the same may be amended from time to time; (iii) any obligation as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligation is not Senior Indebtedness; and (iv) obligations evidenced by the Guarantees of the Subordinated Securities. (Section 101)

  There is no limitation on the issuance of additional Senior Indebtedness of the Company or the Corporation. The Company and the Corporation expect from time to time to incur additional indebtedness constituting Senior Indebtedness. As of June 30, 1995, the aggregate principal amount of Senior Indebtedness of the Company outstanding was approximately $950 million and the aggregate principal amount of the Senior Indebtedness of the Corporation (including all Senior Indebtedness of the Company is guaranteed by the Corporation) outstanding was approximately $950 million.

LIMITATION UPON DISPOSITION OF VOTING STOCK AND CERTAIN TRANSACTIONS

  The Subordinated Indenture contains a covenant by the Corporation that, so long as any of the Subordinated Securities are outstanding, but subject to the provisions of Article Nine (Consolidation, Merger and Sale), the Corporation will not sell, assign, transfer, grant a security interest in or otherwise dispose of any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of the Company, nor will it permit the Company (or any successor thereto) (a) to issue, except to the Corporation, any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of the Company, (b) to merge or consolidate with another Person, other than the Corporation, or (c) to sell, assign, transfer, grant a security interest in or otherwise dispose of or lease all or substantially all of the assets of the Company. (Section 1107)

  Unless otherwise indicated in the applicable Pricing Supplement, neither the Subordinated Indenture nor the Subordinated Securities contains covenants specifically designed to protect Holders in the event of a highly leveraged transaction involving the Company, the Corporation or the Bank.

EVENTS OF DEFAULT AND LIMITED RIGHTS OF ACCELERATION

  The Subordinated Indenture defines an Event of Default as being only certain events involving the bankruptcy, insolvency or reorganization of the Corporation or the Bank. (Section 601) The rights of First Interstate, as Trustee, and the Holders upon the occurrence of an Event of Default are described in "Description of Debt Securities and Guarantees--Events of Default". The Subordinated Indenture does not define an Event of Default as including, or provide for any right of acceleration of the payment of principal of the Subordinated Securities upon, a bankruptcy, insolvency or reorganization of the Company alone or a default in the payment of principal or interest or in the performance of any covenant or agreement in the Subordinated Securities or the Subordinated Indenture. Currently, neither the Company nor the Corporation are in default in the payment of principal, premium or interest on any outstanding subordinated indebtedness. The Subordinated Indenture defines a Default as being (1) the failure to pay interest on any Subordinated Securities when due, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture, continued for 30 days, (2) the failure to pay principal on any Subordinated Securities when due, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture, or (3) the failure to perform any other covenant of the Corporation, or a breach by the Corporation of a warranty in the Subordinated Indenture, continued for 60 days after written notice is given as provided in the Subordinated Indenture. If an Event of Default or a Default shall occur and be continuing, the Trustee may, subject to certain limitations and conditions, seek to enforce payment of such principal or accrued interest or the performance of such covenant or agreement through appropriate judicial proceedings against the Company or the Corporation. (Section 603)

REGARDING FIRST INTERSTATE

  The Corporation's bank subsidiaries maintain deposit accounts and conduct other banking transactions with First Interstate in the ordinary course of their banking businesses. First Interstate is a participant in the $300 million revolving credit facility created to provide back-up support for the Corporation's commercial paper borrowings.

                          CERTAIN TAX CONSIDERATIONS

  The Company will be required to withhold the Pennsylvania Corporate Loans Tax from interest payments on Debt Securities held by or for those subject to such tax, principally individuals and partnerships resident in Pennsylvania and resident trustees of Pennsylvania trusts. The tax, at the current rate of four mills on each dollar of nominal value ($4.00 per $1,000), will be withheld, at any time when it is applicable, from any interest payment to taxable holders at the annual rate of $4.00 per $1,000 principal amount of the Debt Securities. The Debt Securities will be exempt, under current law, from personal property taxes imposed by political subdivisions in Pennsylvania.

  See the accompanying Prospectus Supplement for additional information concerning certain tax considerations relating to specific series of Offered Debt Securities. Holders of Debt Securities should consult their tax advisors as to the applicability to the Debt Securities and interest, if any, payable thereon of Federal, state and local taxes.

                             PLAN OF DISTRIBUTION

  The Company may offer and sell Debt Securities to or through underwriters, acting as principals for their own accounts or as agents. The Company also may sell Debt Securities to purchasers directly or through agents. The Prospectus Supplement sets forth the terms of the offering of the Offered Debt Securities including the names of any underwriters, agents or dealers, the purchase price of the Offered Debt Securities and the proceeds to the Company from the sale, any underwriting discounts and other items constituting underwriters' compensation and any discounts and commissions allowed or reallowed or paid to dealers or agents. Any initial public offering price and any discounts or commissions allowed or reallowed or paid to dealers or agents may be changed from time to time.

  The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may offer and sell Debt Securities in exchange for one or more of its outstanding issues of debt or convertible debt securities.

  In connection with the sale of Debt Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Debt Securities for whom they may act as agent. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

  Underwriters, dealers and agents participating in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit realized by them on resale of the Debt Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Under agreements which may be entered into by the Company and the Corporation, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company and the Corporation against certain liabilities, including liabilities under the Securities Act, or to contribution in respect thereof.

  If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Offered Debt Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date. Each such contract will be for an amount not less than, and the aggregate principal amount of Debt Securities sold pursuant to such contracts shall be for an amount not less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the Offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (ii) if the Debt Securities are also being sold to underwriters, such underwriters shall have purchased the Debt Securities not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

  Certain of the underwriters, dealers or agents may be customers of (including borrowers from), engage in transactions with, and perform services for, the Company, the Corporation, the Corporation's bank subsidiaries or one or more of their affiliates in the ordinary course of business.

                  VALIDITY OF DEBT SECURITIES AND GUARANTEES

  The validity of the Offered Debt Securities and related Guarantees will be passed upon for the Company and the Corporation by James M. Gockley, Esq., Assistant General Counsel and Secretary of the Corporation, One Mellon Bank Center, Pittsburgh, Pennsylvania 15258. Information set forth under "Certain Tax Considerations" has been passed upon by Michael K. Hughey, Esq., Senior Vice President and Director of Taxes of the Bank. As of June 30, 1995, Mr. Gockley owned approximately 1,780 shares of the Corporation's Common Stock and options covering an additional 10,050 shares of Common Stock. As of June 30, 1995, Mr. Hughey was the beneficial owner of 1,798 shares of Common Stock and options covering an additional 17,203 shares of Common Stock. Unless otherwise indicated in the Prospectus Supplement relating thereto, if the Debt Securities are being distributed in an underwritten offering, the validity of the Debt Securities and related Guarantees will be passed upon for the underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004, who will rely upon the opinion of Mr. Gockley as to matters of Pennsylvania law. Sullivan & Cromwell from time to time performs legal services for the Corporation.

                                    EXPERTS

  The consolidated financial statements of the Corporation and its subsidiaries included in the Corporation's 1994 Annual Report to Shareholders, which is incorporated by reference into the Corporation's Annual Report on Form 10-K for the year ended December 31, 1994, have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP, covering the December 31, 1994, financial statements refers to a change in the method of accounting for certain investments in debt and equity securities pursuant to Statement of Financial Accounting Standards No. 115.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following is an estimate of the expenses which will be incurred in connection with the issuance and distribution of the Debt Securities and Guarantees being registered, other than underwriting discounts and commissions:

  To be borne by Company:

        Registration Fee............................................ $  517,242
        Printing....................................................     75,000*
        Rating Agency Fees..........................................    500,000*
        Legal Fees and Expenses.....................................    100,000*
        Accounting Fees.............................................    120,000*
        Trustees' Fees..............................................     20,000*
        Blue Sky Fees and Expenses..................................     15,000*
        Miscellaneous...............................................     15,000*
                                                                     ----------
            Total................................................... $1,362,242*
                                                                     ==========

--------
*Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Restated Articles of Incorporation, as amended, of the Corporation (the "Articles") provide that, except as prohibited by law, every director and officer of the Corporation shall be entitled as of right to be indemnified by the Corporation against expenses and any liability paid or incurred by such person in connection with any actual or threatened claim, action, suit or proceeding, civil, criminal, administrative, investigative or other, whether brought by or in the right of the Corporation or otherwise, in which such person may be involved (subject to certain limitations in the case of actions by such person against the Corporation) by reason of such person being or having been a director or officer of the Corporation or serving or having served at the request of the Corporation as a director, officer, employee, fiduciary or other representative of another entity. The Articles also give to indemnitees the right to have their expenses in defending such actions paid in advance by the Corporation, subject to any obligation imposed by law or otherwise to reimburse the Corporation in certain events. The Corporation has entered into an indemnity agreement (the "Indemnity Agreement") with each director and certain of its officers which provides a contractual right to indemnification against such expenses and liabilities (subject to certain limitations and exceptions) and a contractual right to advancement of expenses and contains additional provisions regarding determination of entitlement, defense of claims, rights of contribution and other matters.

  The Pennsylvania Business Corporation Law permits a corporation to indemnify its directors and officers, and to pay their expenses in advance, subject to certain limitations and exceptions. The specific indemnity provisions, which are by their terms not intended to be exclusive, are, in general, not as broad as the provisions of the Articles and the Indemnity Agreement; however, one provision would preclude indemnification in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, and another provision requires that advances of expenses may be made by a corporation only upon receipt of an undertaking to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

  The Corporation has purchased liability insurance policies covering its directors and officers to insure against claims arising out of certain alleged wrongful acts on the part of such directors and officers and against claims arising out of certain alleged breaches of fiduciary duty under the Employee Retirement Income Security Act of 1974 on the part of such directors and officers.

  Article Seventh of the Articles and Article Two of the Corporation's By-Laws, as amended, both adopted by the shareholders of the Corporation at their annual meeting on April 20, 1987, further provide that, to the fullest extent that the laws of Pennsylvania, as in effect on January 27, 1987 or as thereafter amended, permit elimination or limitation of the liability of directors, no director of the Corporation shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director. The Pennsylvania Business Corporation Law provides that whenever the by-laws of a corporation by a vote of the shareholders to provide, a director shall not be personally liable for monetary damages as such for any action taken, or failure to take any action, unless (i) the director has breached or failed to perform the duties of his office under the standard of care and justifiable reliance specified in the Act and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions do not apply to (i) responsibility or liability of a director pursuant to any criminal statute or (ii) the liability of a director for payment of taxes.

ITEM 16. EXHIBITS

  The following exhibits are filed herewith or incorporated by reference herein as part of this Registration Statement:

 NUMBER                               DESCRIPTION
 ------                               -----------
  1.1   Form of Underwriting Agreement
  4.1   Trust Indenture dated as of May 2, 1988 among the Company, the
        Corporation and The Chase Manhattan Bank (National Association), as
        Trustee
  4.2   First Supplemental Indenture dated as of November 29, 1990 among the
        Company, the Corporation and The Chase Manhattan Bank (National
        Association), as Trustee
  4.3   Form of Subordinated Trust Indenture dated as of August 25, 1995 among the Company, the Corporation and First Interstate Bank of California,
        as Trustee
  5.1   Opinion of James M. Gockley, Esq., as to the validity of the Debt
        Securities and Guarantees being registered
  8.1   Opinion of Michael K. Hughey, Esq., regarding tax matters
 12.1   Computation of Ratio of Earnings to Fixed Charges (Parent Corporation)
 12.2   Computation of Ratio of Earnings to Fixed Charges (Mellon Bank
        Corporation and Subsidiaries)
 23.1   Consent of James M. Gockley, Esq. (included in Exhibit 5.1)
 23.2   Consent of Michael K. Hughey, Esq. (included in Exhibit 8.1)
 23.3   Consent of KPMG Peat Marwick LLP
 24.1   Powers of Attorney
 25.1   Form T-1 Statement of Eligibility and Qualification under the Trust
        Indenture Act of 1939 of The Chase Manhattan Bank (National
        Association)
 25.2   Form T-1 Statement of Eligibility and Qualification under the Trust
        Indenture Act of 1939 of First Interstate Bank of California

ITEM 17. UNDERTAKINGS

 (a) Rule 415 Offering.

  The undersigned Corporation and the undersigned Company hereby undertake:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference; and

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

 (b) Filings Incorporating Subsequent Exchange Act Documents by Reference.

  The undersigned Corporation and the undersigned Company hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Corporation's Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 (c) Acceleration of Effectiveness.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company and the Corporation pursuant to the provisions described in Item 15 above, or otherwise, the Company and the Corporation have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company or the Corporation of expenses incurred or paid by a director, officer or controlling person of the Company or the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company and the Corporation will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

                            MELLON BANK CORPORATION

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, MELLON BANK CORPORATION CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PITTSBURGH, COMMONWEALTH OF PENNSYLVANIA, ON THE 25TH DAY OF AUGUST, 1995.

                                     Mellon Bank Corporation
                                     By    /s/Frank V. Cahouet
                                        ________________________________________
                                                  Frank V. Cahouet
                                              Chairman, President and
                                              Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS
REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE 25TH DAY OF AUGUST, 1995.
                                     By       /s/ Steven G. Elliott
                                       ________________________________________
                                                 Steven G. Elliott
                                            Principal Financial Officer
                                          and Principal Accounting Officer

BURTON C. BORGELT, Director; CAROL R. BROWN, Director; FRANK V. CAHOUET, Director and Principal Executive Officer; J. W. CONNOLLY, Director; CHARLES A. CORRY, Director; C. FREDERICK FETTEROLF, Director; IRA J. GUMBERG, Director; PEMBERTON HUTCHINSON, Director; ROTAN E. LEE, Director; ANDREW W. MATHIESON, Director; EDWARD J. McANIFF, Director; ROBERT MEHRABIAN, Director; SEWARD PROSSER MELLON, Director; DAVID S. SHAPIRA, Director; W. KEITH SMITH,
Director; HOWARD STEIN, Director; JOAB L. THOMAS, Director; WESLEY W. von SCHACK, Director; WILLIAM J. YOUNG, Director.
                                     By          /s/ James M. Gockley
                                        ________________________________________
                                                  James M. Gockley
                                                  Attorney-in-fact

                                   SIGNATURES

                            MELLON FINANCIAL COMPANY

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, MELLON FINANCIAL COMPANY CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PITTSBURGH, COMMONWEALTH OF PENNSYLVANIA, ON THE 25TH DAY OF AUGUST, 1995.

                                     Mellon Financial Company
                                     By          /s/ Steven G. Elliott
                                        ________________________________________
                                                 Steven G. Elliott
                                       President and Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE 25TH DAY OF AUGUST, 1995.
                                     By         /s/ Michael K. Hughey
                                        ________________________________________
                                                  Michael K. Hughey
                                          Principal Accounting Officer and
                                            Principal Financial Officer

STEVEN G. ELLIOTT, Director, and Principal Executive Officer; MICHAEL K. HUGHEY, Director; W. KEITH SMITH, Director.
                                     By         /s/ James M. Gockley
                                       ________________________________________
                                                  James M. Gockley
                                                  Attorney-in-fact

                                 EXHIBIT INDEX

 NUMBER                      DESCRIPTION                               METHOD OF FILING
 ------                      -----------                               ----------------
  1.1   Form of Underwriting Agreement                            Filed herewith

  4.1   Trust Indenture dated as of May 2, 1988 among the         Previously filed as
        Company, the Corporation and The Chase Manhattan          Exhibit 4.1 to
        Bank (National Association), as Trustee                   Registration Statement on
                                                                  Form S-3 (Registration No.
                                                                  33-55226) and incorporated
                                                                  herein by reference.

  4.2   First Supplemental Indenture dated as of November 29,     Previously filed as
        1990 among the Company, the Corporation and The Chase     Exhibit 4.2 to
        Manhattan Bank (National Association), as Trustee         Registration Statement on
                                                                  Form S-3 (Registration No.
                                                                  33-55226) and incorporated
                                                                  herein by reference.

  4.3   Form of Subordinated Trust Indenture dated as of August   Filed herewith
         , 1995 among the Company, the Corporation and First
        Interstate Bank of California, as Trustee

  5.1   Opinion of James M. Gockley, Esq., as to the validity     Filed herewith
        of the Debt Securities and Guarantees being registered

  8.1   Opinion of Michael K. Hughey, Esq., regarding tax         Filed herewith
        matters

 12.1   Computation of Ratio of Earnings to Fixed Charges         Filed herewith
        (Parent Corporation)

 12.2   Computation of Ratio of Earnings to Fixed Charges         Filed herewith
        (Mellon Bank Corporation and Subsidiaries)

 23.1   Consent of James M. Gockley, Esq. (included in Exhibit    Filed herewith
        5.1)

 23.2   Consent of Michael K. Hughey, Esq. (included in Exhibit   Filed herewith
        8.1)

 23.3   Consent of KPMG Peat Marwick LLP                          Filed herewith

 24.1   Powers of Attorney                                        Filed herewith

 25.1   Form T-1 Statement of Eligibility and Qualification       Previously filed as
        under the Trust Indenture Act of 1939 of The Chase        Exhibit 26.1 to
        Manhattan Bank (National Association)                     Registration Statement in
                                                                  Form S-3 (Registration No.
                                                                  33-55226) and incorporated
                                                                  herein by reference.

 25.2   Form T-1 Statement of Eligibility and Qualification       Filed herewith
        under the Trust Indenture Act of 1939 of First
        Interstate Bank of California